DAVIS POLK & WARDWELL 450 LEXINGTON AVENUE NEW YORK, N.Y. 10017 TELEPHONE: (212) 450-4000 FACSIMILE: (212) 450-3800	WACHTELL, LIPTON, ROSEN & KATZ 51 WEST 52ND STREET NEW YORK, N.Y. 10019 TELEPHONE: (212) 403-1000 FACSIMILE: (212) 403-2000

March 30, 2007

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Attention:	Michael R. Clampitt, Esq.
Timothy A. Geishecker, Esq.
Sharon Blume
Hugh West

Re:

Huntington Bancshares Incorporated

Form S-4 (No. 333-140897) filed February 26, 2007

Form 10-K (File No. 000-02525) filed February 22, 2007

Sky Financial Group, Inc.

Form 10-K (File No. 001-14473) filed February 23, 2007

Ladies and Gentlemen:

On behalf of Huntington Bancshares Incorporated (“Huntington”) and Sky Financial Group, Inc. (“Sky”), we hereby submit Huntington’s and Sky’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the letter from the Division of Corporation Finance dated March 27, 2007 with respect to the above-mentioned filings.

This letter and Huntington’s Amendment No. 1 (the “Amendment”) to the Registration Statement on Form S-4 (File No. 333-140897) are being filed with the Commission electronically via the EDGAR system today. In addition to the EDGAR filing, we are delivering a hard copy of this letter, along with a courtesy copy of the Amendment marked to indicate changes from the version filed on February 26, 2007.

For the convenience of the Staff, each of the Staff’s comments is reproduced below and is followed by the corresponding response of Huntington or Sky, as applicable. All references to page numbers in these responses are to the pages in the joint proxy statement/prospectus forming part of the marked version of the Amendment.

General

1.	Please provide the staff with copies of the board books that Lehman Brothers Inc., Bear, Stearns & Co. Inc. and Sandler O’Neill & Partners, L.P. provided in connection with the transactions.

Response:

Pursuant to the Staff’s comment, we have furnished copies of the board books to the Staff under separate cover.

2.	We note that you refer to the exchange of financial projections on page 29 and elsewhere in the document and that you limit your projections to net income. Please revise to disclose the projections to include all material projections.

Response:

Pursuant to the Staff’s comment, we have revised the disclosure on pages 53 to 54 of the joint proxy statement/prospectus.

3.	The staff notes the Huntington by-law change relating to the Board and Messrs. Hoaglin and Adams. In this regard, are there any other by-law or certificate of Incorporation changes for either Sky or Huntington that result from this transaction? In addition, do by-law changes require shareholder approval and, if so, is this being accomplished by the vote on the merger? We may have further comment. Please refer to the Fifth Supplement of Telephone Interpretations, September 2004.

Response:

We have been advised by Venable LLP, Maryland counsel to Huntington, that the proposed by-law changes relating to Huntington’s board of directors and management following completion of the merger (as described in Appendix E to the joint proxy statement/prospectus) do not and, if presented on their own, would not require the approval of the shareholders of Huntington under the laws of the State of Maryland, the state of incorporation of Huntington, or the charter and by-laws of Huntington.

In addition, in connection with the proposed merger, on February 21, 2007, the board of directors of Huntington approved Huntington’s election to become subject to a provision of Title 3, Subtitle 8 of the Maryland General Corporation Law (the “MGCL”). This election became effective on February 22, 2007 upon the filing with and acceptance for record by the State Department of Assessments and Taxation of Maryland of the Articles Supplementary, which forms part of Huntington’s charter. Prior to such election, under the MGCL a director appointed by the board of directors of Huntington to fill a vacancy served until the next annual meeting of stockholders and until his or her successor was elected and qualifies. Pursuant to such election, Huntington’s charter now provides, as permitted by the MGCL, that any director elected to fill a vacancy shall hold office for the remainder of the full term of the class of directors in which the vacancy occurred and until a successor is duly elected and qualifies. Also on February 21, 2007, the board of directors of Huntington amended Section 2.04 of Huntington’s by-laws to conform the by-laws to the MGCL election described above and amended Section 1.01 of the by-laws to provide that the 2007 annual meeting of shareholders may be held at such time and on such date during the thirty-one day period beginning April 19, 2007 and ending May 19, 2007 as the board of directors shall determine. Section 1.01 of the by-laws may have to be further amended by the board of directors of Huntington in order to accommodate the schedule for finalizing and mailing the joint proxy statement/prospectus. We have been advised by Venable LLP that these changes to the charter and by-laws of Huntington do not require the approval of the shareholders of Huntington under the laws of the State of Maryland or the charter and by-laws of Huntington.

Forepart of Registration Statement and Outside Front Cover Page of Prospectus

4.	Please revise to provide a cross-reference to the risk factors section, including the page number where it appears in the prospectus. Highlight this cross-reference by prominent type or in another manner. Refer to Item 501 of Regulation S-K.

Response:

Pursuant to the Staff’s comment, we have revised the disclosure on the outside front cover page of the prospectus.

Table of Contents, page i

5.	The staff notes that the Form 10-K for Huntington has incorporated by reference the information required by Items 10 through 14 (see page 20 of the Form 10-K) from this document. However, the staff cannot locate several of the disclosures referenced in the Form 10-K by quotations, e.g., Executive Compensation, Director Compensation, etc. Revise the table of contents to specifically list all of those references set forth in quotations in Item 10 through 14 in the Form 10-K to provide a quick reference to the readers.

Response:

Pursuant to the Staff’s comment, we have revised the table of contents.

6.	Revise the table of contents to list all proposals in bold for each company, e.g., Sky’s Proposal 1 – Approve and Adopt the Agreement and Plan of Merger, etc.

Response:

Pursuant to the Staff’s comment, we have revised the table of contents.

Questions and Answers, page iv

7.	Please provide the staff with the proxy cards.

Response:

Pursuant to the Staff’s comment, the form of proxy cards have been filed as Exhibits 99.1 and 99.2 to the Amendment.

8.	Revise to add another Q&A for appraisal (dissenters’) rights. In this regard, explain what must be done or not be done in order to perfect a holder of Sky’s common stock’s appraisal rights and add a cross-reference to a more detailed discussion elsewhere in the proxy/prospectus.

Response:

Pursuant to the Staff’s comment, we have revised the disclosure on page vi of the joint proxy statement/prospectus.

Summary, page 1

9.	Please revise to state that the Summary summarizes “material,” not selected information. Please delete the language in the first sentence beginning “and may not contain ….” You can direct readers to the rest of the prospectus.

Response:

Pursuant to the Staff’s comment, we have revised the disclosure on page 1 of the joint proxy statement/prospectus.

Consideration to be Received …. page 1

10.	With regard to the stock units referenced by (iii), revise the prospectus to discuss what these are or advise us as to where in the document these are explained. In addition, page 57 discloses Sky has outstanding stock appreciation rights which do not appear to be addressed herein. Please revise or advise.

Response:

Sky has advised us that an aggregate of approximately 3300 Sky common stock options have cash settlement features (SARs). Sky has further advised us that these SARs are features of the related stock options and expire by their terms upon the exercise or expiration of the related stock options. Accordingly, for the purpose of the merger agreement and the descriptions in the joint proxy statement prospectus, Huntington and Sky consider such SARs to be part of, and included in references to, “stock options”. We have revised the disclosure on page 61 of the joint proxy statement/prospectus to delete all references to Sky’s SARs as freestanding outstanding awards. Sky has further advised us that no stock units issued by Sky are outstanding. However, Huntington and Sky have advised us that Sky maintains certain deferred compensation plans in which the balances are maintained as notional shares of Sky common stock and that references to stock units in the merger agreement and the joint proxy statement prospectus are intended to be references to these interests.

Interest of Certain Persons …. page 3

11.	Revise to indicate the aggregate dollar amount of the severance payments, and the aggregate dollar value of the vesting accelerations calculated as the difference between the merger consideration and the exercise price of the instrument being accelerated. In addition, disclose the dollar amount Mr. Adams will receive as a result of the merger. In this regard we note on page 55 a payment of $8,371,311.

Response:

Pursuant to the Staff’s comment, we have revised the disclosure on page 3 of the joint proxy statement prospectus.

Selected Consolidated Unaudited Pro Forma Financial Information, page 12

12.	We are unable to recalculate pro forma net interest margin for the year ended December 31, 2005. Please advise or revise as necessary.

Response:

We have been advised by Huntington that the net interest margin was computed by including tax exempt income on a fully taxable equivalent basis, assuming a 35% tax rate. Pursuant to the Staff’s comment, we have revised the disclosure on page 12 of the joint proxy statement/prospectus.

Risk Factors, page 14

13.	Please revise to include risk factors that address the merger. For example, in order to complete the transaction, Huntington Bancshares and Sky Financial must first obtain the prior approval of the Federal Reserve Board, the Office of the Comptroller of the Currency and the Ohio Superintendent of Financial Institutions, which may impose additional conditions. In addition, the merger agreement imposes a termination fee and other conditions which discourage other potential mergers. Other examples could include:

(a)	officers and directors of the merging parties have interests in the mergers that are different from, or in addition to, the interests of the shareholders;

(b)	failure to complete the mergers could negatively affect the merging parties’ stock prices and each company’s future business and operations; and

(c)	uncertainty regarding the mergers and the effects of the mergers could adversely affect each company’s relationships with its customers, strategic partners or key employees.

Response:

Pursuant to the Staff’s comment, we have revised the disclosure on pages 14 to 15 of the joint proxy statement/prospectus.

The Huntington Annual Meeting – Proxies, page 16

14.	Revise to discuss how the telephone and internet voting will be secure, i.e., how will the Company know that only holders are using these means of voting.

Response:

Pursuant to the Staff’s comment, we have revised the disclosure on page 17 of the joint proxy statement/prospectus.

The Merger – Background of Merger, page 22

15.	Please revise to expand your discussion in the last paragraph on page 22 to address the negotiation of the principal terms of the merger, including the price.

Response:

Pursuant to the Staff’s comment, we have revised the disclosure on pages 25 and 26 of the joint proxy statement/prospectus.

16.	Revise the third full paragraph on page 24 to address why a 90/10 split was proposed and recommended.

Response:

Pursuant to the Staff’s comment, we have revised the disclosure on pages 25 and 26 of the joint proxy statement/prospectus.

Huntington’s Reasons for the Merger; Recommendation of Huntington Board …. page 25

17.	We note that you provide a list of factors that Huntington Bancorp has considered. Please revise to disclose (with analysis) and organize the factors according to the positive reasons why the board has decided to engage in the merger. In addition, please provide the negative reasons and analysis considered by the board and discuss why, taking into account these reasons and analysis, the board still recommends the merger.

Response:

Pursuant to the Staff’s comment, we have revised the disclosure on pages 27 to 30 of the joint proxy statement/prospectus.

18.	Please have the discussion of the recommendation specifically mention each line item of the Lehman Brothers and Bear Stearns analysis that does not support the recommendation, and explain why in light of that analysis, the board is recommending the deal.

Response:

Pursuant to the Staff’s comment, we have revised the disclosure on page 30 of the joint proxy statement/prospectus.

Sky’s Reasons for the Merger Recommendation of the Sky Board of Directors, page 27

19.	We note that you provide a list of factors that Sky Financial has considered. Please revise to disclose (with analysis) and organize the factors according to the positive reasons why the board has decided to engage in the merger. In addition, please provide the negative reasons and analysis considered by the board and discuss why, taking into account these reasons and analysis, the board still recommends the merger.

Response:

Pursuant to the Staff’s comment, we have revised the disclosure on pages 30 to 33 of the joint proxy statement/prospectus.

20.	Please have the discussion of the recommendation specifically mention each line item of the Sandler O’Neill analysis that does not support the recommendation, and explain why in light of that analysis, the board is recommending the deal.

Response:

Pursuant to the Staff’s comment, we have revised the disclosure on page 33 of the joint proxy statement/prospectus.

Opinion of Lehman Brothers, page 29

21.	Please revise to state that Lehman Brothers has consented to the inclusion of its opinion in the prospectus. Please revise to state on page 36 that Bear Stearns and on page 41 that Sandler O’Neil have similarly consented.

Response:

Pursuant to the Staff’s comment, we have revised the disclosure on pages 33 and 45 of the joint proxy statement/prospectus.

General, page 41

22.	We note your disclosure regarding the fees received by Lehman Brothers and Bear Stearns. Please revise your disclosure to include for the last two years all fees provided to Lehman Brothers and Bear Stearns and any material relationship with them for the past two years if different from current disclosure. Also, please revise to disclose whether you determined the amount of consideration to be paid or Lehman Brothers and/or Bear Stearns recommended such amount. Please also similarly revise your disclosure for Sandler O’Neill’s Relationship on page 49.

Response:

Pursuant to the Staff’s comment, we have revised the disclosure on pages 44, 45 and 53 of the joint proxy statement/prospectus. Huntington has advised us that there were no material relationships between Bear Stearns & Co. and Huntington in the past two years and, except as set forth in the joint proxy statement/prospectus, no fees were paid to Bear Stearns by Huntington in the past two years.

Unaudited Pro Forma Condensed Combined Financial Information, page 74 General

23.	Please tell us how you determined a pro forma adjustment is not required for Sky’s hedging relationships accounted for under the shortcut method of accounting at the date of the business combination. Refer to DIG Issue E-15. Please advise or revise as necessary.

Response:

Huntington has advised us that it determined that a pro forma adjustment is not required for Sky’s hedging relationships that Sky accounts for under the shortcut method. Huntington has advised us that, consistent with DIG Issue E-15, the interest rate swaps that will be acquired are not expected to qualify for the shortcut method at the date of acquisition because the fair value is not expected to be zero. Huntington has advised us that at the date of acquisition Huntington will evaluate the risks associated with each Sky hedge and either (a) terminate the hedge or (b) document the acquired derivatives as hedges using the long-haul method of accounting. Huntington has advised us that

Huntington currently expects that the impact of these derivatives on pro forma net interest income would be less than $1 million and that no adjustment was considered for the pro forma financial information due to the immateriality of any adjustment.

Unaudited Pro Forma Condensed Combined Consolidated Statement of Financial Conditions, page 75

24.	We noted the $350 million adjustment to subordinated notes and the corresponding $23.6 million adjustment to interest expense on the pro forma statement of income (page 76) related to the anticipated new debt in connection with the merger. Tell us how you determined the amounts presented are factually supportable, that is, within the scope of Article 11 of Regulation S-X. Please advise or revise to remove the aforementioned adjustments from the face of the pro forma financial statements. We would not object to footnote disclosure regarding this matter.

Response:

Huntington has advised us that the $350 million of debt reflected in the pro forma statement of financial condition will fund the $353 million cash portion of the merger consideration. Huntington has advised us that this cash portion must be paid by Huntington’s holding company, which is prohibited by banking regulations from obtaining funding from the cash held by its bank subsidiary. Huntington has further advised us that the holding company maintains a certain level of cash to satisfy its rating agencies as to the liquidity of the holding company.

Notes to Unaudited Pro Forma condensed Combined Consolidated Financial Statements Note 2 – Adjustments to Equity, page 78

25.	We noted your adjustment to equity relating to the conversion of the Sky stock options to Huntington stock options ($44.5 million). Although we understand your adjustment is preliminary, tell us why you believe it is more appropriate to use the intrinsic value of the options versus using a fair value model (e.g. black scholes) in your estimate. Refer to SFAS 123R. Please advise or revise as necessary.

Response:

In response to the Staff’s comment, we have revised the disclosure on page 82 of the joint proxy statement/prospectus to reflect the fair value of Huntington stock options that will be issued in the merger.

26.	In addition to our comment above, tell us why there is no adjustment to compensation expense in your pro forma statement of income as a result of the conversion of the options. Please advise or revise as necessary.

Response:

We have been advised by Huntington that it did not make an adjustment to the pro forma compensation expense because the stock options and shares issued in the merger will be fully vested at the time of issuance and will not have a continuing impact on Huntington’s compensation expense. The stock options held by Sky employees will vest upon the consummation of the merger. Consequently, all of the stock options will be vested and Sky will recognize the acceleration of unvested stock option expense in its statement of income. As the Sky stock options and restricted shares will be fully vested, the stock options and shares issued by Huntington in exchange for those stock options will also be fully vested. Consequently, there will be no compensation expense associated with these stock options.

Comparison of Rights …. page 83

27.	Noting the disclosure in the second paragraph on page 7 that Huntington’s approval of the merger is conditioned upon a majority vote of shares cast, the staff also notes the disclosure on page 88 that acquisitions require two-thirds of shares eligible to be cast. Please provide the staff with the corporate governance document (article or by-law) that governs this merger and provide an analysis as to why the disclosure on page 88 does not govern.

Response:

In response to the Staff’s comment, we have revised the disclosure on page 92 of the joint proxy statement/prospectus to clarify that the two-thirds voting requirement only applies to consolidations, mergers, share exchanges or transfers of assets by Huntington. We have been advised by Venable, LLP, Maryland counsel to Huntington, that under the laws of the State of Maryland and the charter and bylaws of Huntington the two-thirds voting requirement does not apply to the merger between the merger subsidiary and Sky. As requested by the Staff, we have under separate cover enclosed copies of the articles of formation and operating agreement for the merger subsidiary.

Compensation Discussion & Analysis, page 110

28.	We note that Mr. Hoagland and Mr. Baldwin’s total compensation, base salary and, in the case of Mr. Hoagland, share ownership requirements are markedly greater than those of the other named executive officers. In the last paragraph of Section II(B)(1) of Release 33-8732, the Commission clarified that you should discuss material differences in the compensation policies between the named executive officers. Please revise your Compensation Discussion and Analysis to address these differences.

Response:

Pursuant to the Staff’s comment, we have revised the disclosure on page 114 of the joint proxy statement prospectus.

Benchmarking, page 114

29.

At the bottom of page 114 you make references to third-party survey. You also discuss, both on page 114 and on page 128, Huntington’s compensation goal of keeping salaries within the 50th to 75th percentile. Please clarify whether the surveys used focused on the two peer groups mentioned in the chart on page 114, or if they expanded to evaluate compensation at a different or more expanded list of institutions. The reader should be able to understand how Huntington and its compensation committee and management use the benchmarks in setting compensation.

Response:

Pursuant to the Staff’s comment, we have revised the disclosure on pages 118, 119 and 132 of the joint proxy statement/prospectus.

Stock Options and RSU’s, page 120

30.	Please revise this section to identify any expense charges incurred under FAS 123R due to the Compensation Committee’s decision to deem Mr. Baldwin retired for the purposes of his options.

Response:

Pursuant to the Staff’s comment, we have revised the disclosure on page 125 of the joint proxy statement/prospectus.

Discussion of 2006 Compensation, page 128

31.	We note your disclosure on page 137 covering executive agreements in the context of potential payments upon termination and change-in-control. Please expand your disclosure to address the executive agreements beyond events of termination after the summary compensation table and grants of plan-based awards table, or refer to where the investor can find the material terms of each named executive officer’s employment agreement or arrangement. Please refer to Item 402(c) of Regulation S-K.

Response:

Pursuant to the Staff’s comment, we have revised the disclosure on pages 118, 132 and 141 of the joint proxy statement/prospectus.

Item 21. Exhibits and Financial Statement Schedules, page II-2

32.	Please file at least drafts of your tax and legal opinions with your next filing.

Response:

Pursuant to the Staff’s comment, forms of the tax and legal opinions have been filed as Exhibits 5.1, 8.1 and 8.2 to the Amendment.

33.	Please provide your articles of incorporation and by-laws in accordance with Item 601 of Regulation S-K.

Response:

Pursuant to the Staff’s comment, Huntington’s articles of incorporation and by-laws have been filed as Exhibits 3.1, 3.2, 3.3 and 3.4 to the Amendment.

Form 10-K of Huntington Bancshares, Inc. for the Year Ended December 31, 2006

Notes to Consolidated Financial Statements

Note 1 – Significant Accounting Policies

Derivative Financial Instruments, page 91

34.	We note your disclosure on page 92 that you use the regression method to evaluate hedge effectiveness on a quarterly or daily basis for certain fair value hedges of fixed-rate debt and portfolio/mortgage loans, respectively. Pleases tell us the regression outputs you consider when assessing whether these hedges are expected to be highly effective in achieving offsetting changes in fair value attributable to the hedged risk during the period that the hedge is designated.

Response:

We have been advised by Huntington that its management uses a regression analysis to evaluate hedge effectiveness for the fair value hedges of certain fixed rate deposits and of certain mortgage loans held for sale.

We have been advised by Huntington that the outputs of the regression analysis were compared against the following parameters to conclude the hedges were highly effective: (1) R-squared is greater than 0.8, (2) the regression coefficient beta (or “slope”) is between -0.8 and -1.25, and (3) both the p-value and the f-significance statistics value were less than 0.05.

Form 10-K of Sky Financial Group Filed on February 23, 2007

Notes to Consolidated Financial Services

Note 10 – Derivative Financial Instruments, page 51

35.	For each type of long-haul hedging relationship (fair value, cash flow, etc.) entered into during the periods presented, please describe for us the quantitative and qualitative measures you use to assess effectiveness both at inception and on an ongoing basis. Specifically reference the appropriate sections of SFAS 133, including any applicable DIG Issues, which support the use of each test.

Response:

We have been advised by Sky that Sky had cash flow and fair value hedging relationships, totaling $290 million during 2006 and $150 million as of December 31, 2006 for which the long-haul method was used to assess hedge effectiveness. Sky has advised us that specifically, at inception of the hedge relationships and at the end of each reporting period, retrospective and prospective hedge effectiveness was assessed using regression analysis, whereby the changes in the fair value of the derivatives were compared to the changes in the fair value or expected cash flows of the hedged items. Sky believes that this is consistent with the guidance in SFAS 133, paragraphs 20(b) and 28(b) and DIG E7.

We have been advised by Sky that the outputs of the regression analysis were compared against the following parameters to conclude the hedges were highly effective: (1) R-squared greater than 0.8; (2) regression coefficient beta (or “slope”) between -0.8 and -1.25; (3) a t-test was passed for the regression coefficient at a 95% confidence level; and (4) both the p-value and the f-significance statistics value were less than 0.05.

Certain Relationships and Related Party Transactions, page 92

36.	Please discuss Sky Financial’s policy for the review, approval or ratification of transactions with related persons under Item 404(b) of Regulation S-K.

Response:

We have been advised by Sky that under the terms of its Audit Committee Charter, Sky’s Audit Committee is responsible for and authorized to “Review and approve any related party transactions, as defined within SEC Regulation S-K Items 404(a) and 404(b), and potential conflicts of interest as arising within the context of the Company’s Ethics Policy.” We have been advised by Sky that the review of related party transactions is a regular agenda item for the Audit Committee’s regularly scheduled quarterly meetings. Sky has also advised us that its Directors and Executive Officers are periodically informed in writing as to the procedures and criteria for related party transactions and advised that the Audit Committee must approve any such transactions in advance. Furthermore, Sky has advised us that in the first quarter of each year, all members of the Board of Directors are required to complete a questionnaire which seeks to ascertain whether any director has engaged in a related party transaction during the preceding year. Sky has advised us that it has adopted the Item 404 (a) criteria for defining a related party transaction and that the Audit Committee of the Board of Directors, which is comprised solely of “independent” directors, is responsible for approving and monitoring all procedures for related party transactions.

Furthermore, we have been advised by Sky that its Sarbanes Oxley 404 process encompasses the review of the effectiveness of the internal control established for the review, approval and reporting of transactions with related persons. We have been advised by Sky that its management has incorporated the approval and reporting of related party transactions in one of several entity level key controls relative to the Board of Directors and its Audit Committee. We have been advised by Sky that the Sarbanes Oxley 404 process in place to assure the effectiveness of controls over financial reporting, including the approval and reporting of related party transactions, includes a multi-tier testing and assertion method. We have been advised by Sky that quarterly testing of key controls is conducted by management with an Executive Entity Level sign off of testing results. We have been further advised by Sky that its Internal Audit function conducts an annual test of key controls independent of management. We have been advised by Sky that on a broader scale, the quarterly assertion documentation for all controls at the business process and entity level includes specific language asserting that the process or entity owner has no awareness of “…related-party transactions that could significantly impact the Company’s financial condition, results of operations, cash flows and integrity of financial reporting.” We have been advised by Sky that the quarterly assertion process requires this attestation by business process managers, entity level executives, regional financial liaisons, the Controller, CFO and CEO, the completed assertions are summarized and reviewed by the Sarbanes Oxley Steering Committee and the Financial Disclosure Committee, and the Audit Committee receives an assertion summary in addition to the report of related party transactions on a quarterly basis.

37.	Revise your discussion regarding transactions between related parties and Sky Financial’s banking subsidiaries to reflect whether they are on the same terms, including interest rates, as other persons not related to the bank. Please refer to Instruction 4(c)(ii) to Item 404(a) of Regulation S-K.

Response:

Sky respectfully advises the Staff that it believes the disclosures referred to in this comment are currently included in Sky’s Annual Report on Form 10-K filed February 23, 2007, under Item 13 on page 92. We have excerpted the relevant disclosure below:

“Directors and executive officers of the Company and their associates were clients of, or had transactions with, the Company or the Company’s banking or other subsidiaries in the ordinary course of business during 2006. Additional transactions may be expected to take place in the future. All outstanding loans to directors and executive officers and their associates were made in the ordinary course of business, on substantially the same terms, including interest rates and collateral where applicable, as those prevailing at the time for comparable transactions with other persons, and did not involve more than normal risk of collectibility or present other unfavorable features.”

****

Please contact Miranda So (telephone no. 212-450-4824) or John Butler (telephone no. 212-450-4083) of Davis Polk & Wardwell, counsel to Huntington, or Matthew Guest (telephone no. 212-403-1341) or Larry Makow (telephone no. 212-403-1372) of Wachtell, Lipton, Rosen & Katz, counsel to Sky, should you require further information or have any questions.

Sincerely,

/s/ Matthew M. Guest Matthew M. Guest Wachtell, Lipton, Rosen & Katz	/s/ John Butler John Butler Davis Polk & Wardwell